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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
FREEPORT-MCMORAN COPPER & GOLD INC.
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
35671D857
(CUSIP Number)
December 31, 2007
(Date of Event which Requires Filing
of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following pages Page 1 of 9 Pages Exhibit Index: Page 9

CUSIP NO.	35671D857	PAGE	2	OF	11 PAGES

1	Names of Reporting Persons Atticus Capital LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization:

	Delaware

	5	Sole Voting Power

Number of		29,807,673

Shares	6	Shared Voting Power
Beneficially by
Owned by		0

Each	7	Sole DispositivePower
Reporting
Person		29,807,673

With:	8	Shared Dispositive Power

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

	29,807,673

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11	Percent of Class Represented by Amount in Row (9)

	7.80%

12	Type of Reporting Person (See Instructions)

	PN

CUSIP NO.	35671D857	PAGE	3	OF	11 PAGES

1	Names of Reporting Persons Atticus Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization:

	Delaware

	5	Sole Voting Power

Number of		29,807,673

Shares	6	Shared Voting Power
Beneficially by
Owned by		0

Each	7	Sole DispositivePower
Reporting
Person		29,807,673

With:	8	Shared Dispositive Power

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

	29,807,673

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11	Percent of Class Represented by Amount in Row (9)

	7.80%

12	Type of Reporting Person (See Instructions)

	OO

CUSIP NO.	35671D857	PAGE	4	OF	11 PAGES

1	Names of Reporting Persons Timothy R. Barakett

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization:

	Canada

	5	Sole Voting Power

Number Of		29,807,673

Shares	6	Shared Voting Power
Beneficially by
Owned by		0

Each	7	Sole DispositivePower
Reporting
Person		29,807,673

With:	8	Shared Dispositive Power

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

	29,807,673

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11	Percent of Class Represented by Amount in Row (9):

	7.80%

12	Type of Reporting Person (See Instructions)

	HC, IN

CUSIP NO.	35671D857	PAGE	5	OF	11 PAGES
This Schedule 13G amends the statement on Schedule 13D initially filed on June 11, 2007, as amended, by (i) Atticus Capital LP, (ii) Atticus Management LLC, and (iii) Mr. Timothy R. Barakett (“Mr. Barakett” and, together with Atticus Capital and Atticus Management LLC, the “Reporting Persons”). Additionally, the Reporting Persons have previously filed a Schedule 13G on January 18, 2007, with respect to the Class B common stock, par value $0.10, of the Issuer.
Item 1(a)	Name of Issuer:

Freeport-McMoRan Copper & Gold Inc. (the “Issuer”).

Item 1(b)	Address of the Issuer’s Principal Executive Offices:

One North Central Avenue
Phoenix, Arizona 85004-4414

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of each of the Reporting Persons:
i)	Atticus Capital LP;

ii)	Atticus Management LLC; and

iii)	Timothy R. Barakett.
Item 2(b)	Address of Principal Business Office or, if None, Residence:
                     The address of the principal business office of the Reporting Persons is 767 Fifth Avenue, 12th Floor, New York, NY 10153.
Item 2(c)	Citizenship:
1)	Atticus Capital is a Delaware limited partnership;

2)	Atticus Management is a Delaware limited liability company; and

3)	Mr. Barakett is a citizen of Canada.
Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.10 per share (the “Shares”).

Item 2(e)	CUSIP Number:

35671D857

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

CUSIP NO.	35671D857	PAGE	6	OF	11 PAGES
Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:
                     As of December 28, 2007, each of the Reporting Persons may be deemed to be the beneficial owner of 29,807,673 Shares.
Item 4(b)	Percent of Class:
                     As of October 31, 2007, the number of Shares outstanding was 381,921,531 according to the Issuer’s Form 10-Q filed on November 7, 2007. Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 7.80% of the total number of Shares outstanding.
Item 4(c)	Number of shares as to which such person has:

Atticus Capital

(i)	Sole power to vote or to direct the vote	29,807,673

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	29,807,673

(iv)	Shared power to dispose or to direct the disposition of	0

Atticus Management

(i)	Sole power to vote or to direct the vote	29,807,673

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	29,807,673

(iv)	Shared power to dispose or to direct the disposition of	0

Mr. Barakett

(i)	Sole power to vote or to direct the vote	29,807,673

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	29,807,673

(iv)	Shared power to dispose or to direct the disposition of	0
Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

CUSIP NO.	35671D857	PAGE	7	OF	11 PAGES
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:
                  By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.	35671D857	PAGE	8	OF	11 PAGES
Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2007

ATTICUS CAPITAL LP

By:	ATTICUS MANAGEMENT LLC,
Its general partner

By:	/s/ Timothy R. Barakett *
Timothy R. Barakett
Managing Member

ATTICUS MANAGEMENT LLC

By:	/s/ Timothy R. Barakett*
Timothy R. Barakett
Managing Member

TIMOTHY BARAKETT

By:	/s/ Timothy R. Barakett*

* by Dennis Bertron, attorney-in-fact

CUSIP NO.	35671D857	PAGE	9	OF	11 PAGES
EXHIBIT INDEX
A.	Power of Attorney, dated June 7, 2007

B.	Joint Filing Agreement, dated December 31, 2007.